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                          NETWORK COMMUNICATIONS, INC.
                              2305 Newpoint Parkway
                          Lawrenceville, Georgia 30043

                                 August 4, 2006

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549


Attention:   Joshua Ravitz
             Jeffrey Jaramillo
             Max A. Webb

             Re: Network Communications, Inc. (the "Company") Registration Statement on Form S-4 (SEC File No. 333-134701)
                  Originally Filed June 2, 2006
                  ---------------------------------------------------------

Ladies and Gentlemen:

            The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-134701), as amended, to 5:30 p.m., Eastern time, on August 4, 2006 or as soon thereafter as possible.

            The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:

               o should the Commission or the staff, acting pursuant to
                 delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please call Tiffany Lundquist of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4686 as soon as the Registration Statement has been declared effective.

                                                Very truly yours,


                                                NETWORK COMMUNICATIONS, INC.


                                                By:  /s/  Daniel McCarthy
                                                    -------------------------
                                                Name:  Daniel McCarthy
                                                Title: Chief Executive Officer